Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

TTM Technologies, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-46454, 333-138219, and 333-198117) on Form S-8 of TTM Technologies, Inc. of our reports dated February 27, 2015, with respect to the consolidated balance sheet of TTM Technologies, Inc. and subsidiaries as of December 29, 2014, and the related consolidated statements of operations, comprehensive income, stockholders’ equity, and cash flows for the year ended December 29, 2014, and the effectiveness of internal control over financial reporting as of December 29, 2014, which reports appear in the December 29, 2014 annual report on Form 10-K of TTM Technologies, Inc.

/s/ KPMG LLP

Irvine, California
February 27, 2015